Item 77E
On September 10, 2004, two trusts controlled by Stewart R. Horejsi (Trusts) began a tender offer to acquire 40% of the Funds outstanding common stock. Together with the shares the Trusts already owned, the tender offer was intended to give the Trusts just over 50% of the outstanding common stock. The Trusts announced that, if they were to acquire control of the Fund, they currently intended to replace the Board with persons whom they know and trust, name certain Trust affiliates as investment advisers and administrator, increase the advisory fees to an unspecified extent, and change the investment program.

The Board appointed a special committee of independent directors of the Fund (Special Committee) to consider the tender offer and the Funds response. The Special Committee determined that the offer was coercive and, if successful, would be harmful to shareholders. Accordingly, the Special Committee recommended, and the Board approved, the following defensive measures: (1) a tender offer by the Fund for up to 20% of the Funds outstanding common stock; (2) adoption of a rights agreement;
(3) to help finance the self-tender, issuance of approximately
$3 million of common stock to Neuberger Berman, LLC at a price equal to net asset value; (4) opting into the Maryland Control Share Acquisition Act (MCSAA) and the Maryland Business Combination Act; and (5) commencement of a lawsuit in federal district court in Maryland against the Trusts and others, alleging that their tender offer materials were false and misleading.

On October 6, 2004, the Trusts and Badlands Trust Company, as trustee, filed counterclaims against the Fund alleging that certain of its defensive measures violated provisions of the Investment Company Act of 1940 (1940 Act), the Securities Exchange Act of 1934 and rules promulgated thereunder and the Funds charter. The Trusts also claimed they were entitled to a statutory exemption from the strictures of the MCSAA. The Trusts are seeking to enjoin the operation of the various defenses and are asking for unspecified damages for what they describe as tortious interference with their prospective business as well as attorneys fees and costs for prosecuting the counterclaims. On October 22, the court ruled that the rights agreement did not violate the 1940 Act. On March 30, 2005, the Trusts and Badlands Trust Company, as trustee, supplemented their counterclaims with a counterclaim that the rights agreement adopted by the Board on January 18, 2005 violated federal securities laws. Litigation continues on other aspects of the case.

On October 20, 2004, Full Value Partners, L.P. filed a lawsuit in federal district court in Maryland against the Fund and its directors that, among other things, repeated certain allegations made by the Trusts and Badlands Trust Company, as trustee, and alleged that certain of the defensive measures violated federal securities laws and the Boards adoption of those measurse violated the Boards fiduciary duties. This action, which was filed as a case related to the Funds litigation against the Trusts, does not seek a monetary award other than attorneys fees and other costs of prosecuting the action.
On April 18, 2005, the court dismissed the claims and gave Full Value Partners, L.P. until May 6, 2005 to amend its complaint. On May 6, 2005, Full Value Partners, L.P. amended its complaint, adding a claim that the rights agreement adopted on January 18, 2005 violated the federal securities laws. The plaintiff has asked for class action status on behalf of all shareholders except the Trusts, Neuberger Berman, and their affiliates.
The Fund and the Board believe that the defensive actions were lawful and proper, and they are defending both cases vigorously.